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                              September 20, 2021

       Jennifer Y. Hyman
       Chief Executive Officer
       Rent the Runway, Inc.
       10 Jay Street
       Brooklyn, New York 11201

                                                        Re: Rent the Runway,
Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted September
10, 2021
                                                            CIK No. 0001468327

       Dear Ms. Hyman:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Key Factors Affecting Our Performance
       Subscriber Cohorts, page 87

   1. In the second paragraph on page 87, you discuss your contribution margins in fiscal year
                                                        2019 and the first half
of fiscal year 2021. Please revise to also discuss your contribution margins for fiscal year
2020.
 Jennifer Y. Hyman
FirstName  LastNameJennifer Y. Hyman
Rent the Runway,  Inc.
Comapany 20,
September   NameRent
               2021 the Runway, Inc.
September
Page 2     20, 2021 Page 2
FirstName LastName
Brands and Products
Product ROI, page 88

2. We note the graphic presented includes factors for fiscal year 2019. Please revise to include comparable factors for fiscal year 2020, and those for any subsequently presented interim period presented in your financial statements.
Business
The Magic of Rent the Runway, page 132

3. Please disclose how you define "lifetime retail value" as it is used in your customer case studies on pages 132-135. Clearly disclose how it is different from "customer lifetime value."
Benefits for Brands, page 137

4. Please disclose how you define "Total Lifetime UTE" as it is used on page 140, and discuss how you use the metric.
       You may contact Blaise Rhodes at 202-551-3774 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Jacqueline Kaufman at 202-551-3797 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Marc D. Jaffe, Esq.